Report of Independent Accountants

To the Board of Directors of:

Institutional Daily Assets Fund

Small Cap Index Portfolio

Liquid Assets Portfolio

Equity Appreciation Fund Portfolio

Small Cap Portfolio

Equity 500 Index Portfolio

Intermediate Tax Free Portfolio

Tax Free Money Portfolio

Cash Management Portfolio

Treasury Money Portfolio

Quantitative Equity Fund Portfolio

Capital Appreciation Portfolio

NY Tax Free Money Portfolio

Institutional Treasury Assets Fund

BT PreservationPlus Portfolio - Unwrapped

BT PreservationPlus Portfolio - Wrapped

BT PreservationPlus Income Fund - Wrapped

Asset Management Portfolio

Asset Management II Portfolio

Asset Management III Portfolio

Small Cap Index Fund (Insurance Trust Funds)

Equity 500 Index (Insurance Trust Funds)

U.S. Bond Index Portfolio

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Institutional Daily Assets Fund, Small Cap Index Portfolio, Liquid Assets Portfolio, Equity Appreciation Fund Portfolio, Small Cap Portfolio, Equity 500 Index Portfolio, Intermediate Tax Free Portfolio, Tax Free Money Portfolio, Cash Management Portfolio, Treasury Money Portfolio, Quantitative Equity Fund Portfolio, Capital Appreciation Portfolio, NY Tax Free Money Portfolio, Institutional Treasury Assets Fund, BT Preservation Plus Portfolio Unwrapped, BT Preservation Plus Portfolio Wrapped, BT Preservation Plus Income Fund Wrapped, Asset Management Portfolio, Asset Management II Portfolio, Asset Management III Portfolio, Small Cap Index Fund (Insurance Trust), Equity 500 Index (Insurance Trust), U.S. Bond Index Portfolio (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 28, 2000. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 28, 2000:

  Count and inspection of all securities located in the vault of Deutsche Bank in New York;

  Confirmation of all securities held by institutions in book entry form The Federal Reserve Bank of New York, The Depository Trust Company. Reconciliation of the depository's position to custodian's record of the aggregate position for all clients, including Company;

  Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

  Reconciliation of all such securities to the books and records of the Funds and the Custodian;

  Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Deutsche Bank records; and

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 28, 2000 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Baltimore, Maryland

September 5, 2000